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[redacted]

14046312

SEC
Mail Processing
Section

MAR 06 2014

Washington DC
405

SECUR... ...ON
Washington, D.C. 20549

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| SEC FILE NUMBER |
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| 8-47915 |

**ANNUAL AUDITED REPORT**
**FORM X-17A-5** /A
**PART III**
**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

**A. REGISTRANT IDENTIFICATION**

NAME OF BROKER — DEALER:
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

**Calvert Investment Distributors, Inc.**

**4550 Montgomery Ave., Ste. 1000N**
(No. and Street)

**Bethesda** (City) **MD** (State) **20814** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Ronald Wolfsheimer** **(301) 951-4800**
(Area Code — Telephone No.)

**B. ACCOUNTANT IDENTIFICATION**

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Deloitte & Touche LLP**
(Name — if individual, state last, first, middle name)

**1750 Tysons Blvd., Suite 800** (Address) **McLean** (City) **VA** (State) **22102** (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

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## AFFIRMATION

I, Robert J. Enderson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Calvert Investment Distributors, Inc. (the "Company") as of December 31, 2013, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature: Robert J. Enderson — Date: 3/5/2014

Vice-President, Corporate Finance Officer

Title

Notary Public

Mary M Schmidt
Notary Public
Montgomery County MD
My Comm Exp
8/6/17

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3*

Calvert
INVESTMENTS

an Ameritas. company

SEC
Mail Processing
Section

March 5, 2014

MAR 06 2014

Washington DC
405

VIA OVERNIGHT COURIER

Securities and Exchange Commission
100 F Street, N.E,
Washington, D.C. 20549-2000

Securities and Exchange Commission
Philadelphia Regional Office
The Mellon Independence Center
701 Market Street
Philadelphia, PA 19106-1551

RE: Calvert Investment Distributors, Inc.: 2013 Annual Report: SEC No. 8-47915

Dear Sir/Madam:

On February 28, 2014, Calvert Investment Distributors, Inc. ("CID") filed its Annual Report with the Commission pursuant to the Securities Exchange Act Rule 17a-5. CID omitted to include a Copy of the Independent Accountant's Report on Applying Agreed Upon Procedures Related to CID's SIPC Assessment Reconciliation ("Agreed Upon Procedures"). Enclosed is CID's Agreed Upon Procedures, amending CID's previously filed Annual Report. Included with this amendment is Part III of Form X-17A-5, Facing Page.

Please contact me at 301-951-4847 if you have any questions regarding this amendment. Thank you.

Sincerely,

Augusto D. Macedo
Assistant General Counsel, Compliance

Enclosures

# Deloitte.



Deloitte & Touche LLP
1750 Tysons Blvd.
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

## INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Calvert Investment Distributors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Calvert Investment Distributors, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the total revenue amounts reported on Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 26, 2014